SUNESIS PHARMACEUTICALS, INC.

395 Oyster Point Boulevard, Suite 400

South San Francisco, CA 94080

January 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sunesis Pharmaceuticals, Inc.
Form S-4 Registration Statement (File No. 333-251567)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m. Eastern Time on January 14, 2021 or as soon thereafter as is practicable. The undersigned registrant respectfully requests that you notify Marina Remennik of Cooley LLP of such effectiveness by telephone at (650) 843-5124.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Remennik at the telephone number above.

Very truly yours,

SUNESIS PHARMACEUTICALS, INC.

By:	/s/ PARVINDER S. HYARE
Parvinder S. Hyare
Interim Chief Executive Officer